UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

September 30, 2004

CINERGY CORP.

139 EAST FOURTH STREET

CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:    Lynn J. Good
                                                                 Cinergy Corp.
                                                                 139 East Fourth Street
                                                                 Cincinnati, Ohio 45202
                                                                 (513) 287-3030

                                                  TABLE OF CONTENTS

     Item
    Number

      1        Organization Chart
      2        Issuances and Renewals of Securities and Capital Contributions
      3        Associate Transactions
               Part I - Transactions Performed by Reporting Companies on
                  Behalf of Associate Utility Companies
               Part II - Transactions Performed by Associate Utility
                  Companies on Behalf of Reporting Companies
      4        Summary of Aggregate Investment
      5        Other Investments
     6a        Financial Statements
     6b        Exhibits
               Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

               Signatures

                                                                   ITEM 1. ORGANIZATION CHART

                                                                      Energy- or                                Percentage of
                                                                      Gas-Related   Date of       State of         Voting
                        Name of Reporting Company                       Company   Organization   Organization   Securities Held   Nature of Business
                        -------------------------                       -------   ------------   ------------   ---------------   ------------------
                                                                                                                                 (Refer to the footnote
                                                                                                                                    indicated below)
(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

   Nth Power Technologies Fund II, L.P.                              Energy-Related  02/25/2000   California         0%                (1)

   The Cincinnati Gas & Electric Company ("CG&E")

      KO Transmission Company                                        Energy-Related  04/11/1994    Kentucky         100%               (2)

   Cinergy Investments, Inc.  ("Investments")

      Cinergy Capital & Trading, Inc.                                Energy-Related  10/08/1992    Indiana          100%               (3)

        CinCap IV, LLC   ("CinCap IV")                               Energy-Related  12/03/1997    Delaware         50%                (4)

        CinCap V, LLC   ("CinCap V")                                 Energy-Related  07/21/1998    Delaware         50%                (5)

        CinPower I, LLC  ("CinPower")                                Energy-Related  06/12/1998    Delaware         100%               (6)

        Cinergy Limited Holdings, LLC                                Energy-Related  12/14/2001    Delaware         100%               (7)

           Cinergy Marketing & Trading, LP ("Marketing & Trading")   Energy-Related  10/27/1995    Delaware         100%               (8)

              Ohio River Valley Propane, LLC                         Energy-Related  10/18/2001    Delaware         100%               (9)

        Cinergy General Holdings, LLC                                Energy-Related  12/14/2001    Delaware         100%               (10)

        Cinergy Retail Power Limited, Inc. *                         Energy-Related  08/06/2001    Delaware         100%               (11)

           Cinergy Retail Power, L.P. *                              Energy-Related  08/08/2001    Delaware         100%               (12)

        Cinergy Retail Power General, Inc. *                         Energy-Related  08/07/2001     Texas           100%               (13)

        Cinergy Retail Sales, LLC *                                  Energy-Related  12/09/2003    Delaware         100%               (14)

        CinFuel Resources, Inc.                                      Energy-Related  01/10/2002    Delaware         100%               (15)

        LH1, LLC                                                     Energy-Related  01/10/2002    Delaware         100%               (16)

           Oak Mountain Products, LLC                                Energy-Related  07/09/2001    Delaware         100%               (17)

        Cinergy Transportation, LLC                                  Energy-Related  06/14/2000    Delaware         100%               (18)

        SYNCAP II, LLC *                                             Energy-Related  10/13/2000    Delaware         100%               (19)

      Cinergy Engineering, Inc. ("Engineering")                      Energy-Related  03/28/1997      Ohio           100%               (20)

      Cinergy Technology, Inc.                                       Energy-Related  12/12/1991    Indiana          100%               (21)

      Cinergy Solutions Holding Company, Inc.  ("Solutions Holding")

        Cinergy EPCOM, LLC *                                         Energy-Related  08/20/1999    Delaware         100%               (22)

        Cinergy EPCOM College Park, LLC                              Energy-Related  08/20/1999    Delaware         100%               (23)

        Cinergy Solutions, Inc. ("Solutions")                        Energy-Related  06/02/2000    Delaware         100%               (24)

           BSPE Holdings, LLC *                                      Energy-Related  01/10/2001    Delaware         50%                (25)

              BSPE Limited, LLC *                                    Energy-Related  01/10/2001    Delaware         50%                (26)

                BSPE, L.P. *                                         Energy-Related  01/16/2001    Delaware         50%                (27)

              BSPE General, LLC *                                    Energy-Related  01/11/2001     Texas           50%                (28)

           Cinergy Energy Solutions, Inc.                            Energy-Related  11/09/2000    Delaware         100%               (29)

              U.S. Energy Biogas Corp.                               Energy-Related  12/28/1993    Delaware         20%                (30)

                Biogas Financial Corporation                         Energy-Related  04/15/1994  Connecticut         0%                (31)

                   Biomass Energy Partners I, A Connecticut
                     Limited Partnership                             Energy-Related  07/25/1990  Connecticut         0%                (32)

                   ZFC Energy Inc.                                   Energy-Related  02/07/1991    Delaware          0%                (33)

                     Barre Landfill Gas Associates, L.P.             Energy-Related  09/11/1995    Delaware          0%                (34)

                     Biomass Energy Partners III, L.P.               Energy-Related  10/20/1995    Delaware          0%                (35)

                     Dixon/Lee Landfill Gas Associates, LP           Energy-Related  07/23/1997    Delaware          0%                (36)

                     Power Generation (Suffolk), Inc.                Energy-Related  03/06/1991    Delaware          0%                (37)

                          Suffolk Energy Partners, L.P.              Energy-Related  06/30/1993    Virginia          0%                (38)

                     Suffolk Biogas, Inc.                            Energy-Related  03/08/1991    Delaware          0%                (39)

                   Lafayette Energy Partners, L.P.                   Energy-Related  06/16/1992   New Jersey         0%                (40)

                   Taylor Energy Partners, L.P.                      Energy-Related  06/19/1992   Pennsylvania       0%                (41)

                Resources Generating Systems, Inc.                   Energy-Related  04/25/1994    New York          0%                (42)

                   Hoffman Road Energy Partners, LLC                 Energy-Related  10/01/1999    Delaware          0%                (43)

                   Illinois Electrical Generation Partners, L.P.     Energy-Related  12/11/1996    Delaware          0%                (44)

                     Zapco Illinois Energy, Inc.                     Energy-Related  11/07/1996    Delaware          0%                (45)

                     Avon Energy Partners, L.L.C.                    Energy-Related  06/21/1996    Illinois          0%                (46)

                     Devonshire Power Partners, L.L.C.               Energy-Related  06/21/1996    Illinois          0%                (47)

                     Riverside Resource Recovery, L.L.C.             Energy-Related  06/21/1996    Illinois          0%                (48)

                   Illinois Electrical Generation Partners II L.P.   Energy-Related  06/02/1997    Delaware          0%                (49)

                     BMC Energy, LLC                                 Energy-Related  09/21/1999    Delaware          0%                (50)

                        Brookhaven Energy Partners, LLC              Energy-Related  02/17/2000    New York          0%                (51)

                        Countryside Genco, L.L.C.                    Energy-Related  04/01/1997    Delaware          0%                (52)

                        Morris Genco, L.L.C.                         Energy-Related  08/23/1996    Delaware          0%                (53)

                     Brickyard Energy Partners, LLC                  Energy-Related  04/23/1997    Delaware          0%                (54)

                     Dixon/Lee Energy Partners, LLC                  Energy-Related  04/23/1997    Delaware          0%                (55)

                     Roxanna Resource Recovery, L.L.C.               Energy-Related  11/18/1996    Illinois          0%                (56)

                     Streator Energy Partners, LLC                   Energy-Related  04/23/1997    Delaware          0%                (57)

                     Upper Rock Energy Partners, LLC                 Energy-Related  04/23/1997    Delaware          0%                (58)

                Barre Energy Partners, L.P.                          Energy-Related  09/11/1995    Delaware          0%                (59)

                Biomass New Jersey, L.L.C.                           Energy-Related  08/12/1996   New Jersey         0%                (60)

                Brown County Energy Associates, LLC                  Energy-Related  03/22/2000    Delaware          0%                (61)

                Burlington Energy, Inc.                              Energy-Related  01/11/1991    Vermont           0%                (62)

                Cape May Energy Associates, L.P.                     Energy-Related  09/19/1995    Delaware          0%                (63)

                Dunbarton Energy Partners, Limited Partnership       Energy-Related  05/26/1994  New Hampshire       0%                (64)

                Garland Energy Development, LLC                      Energy-Related  06/17/1998    Delaware          0%                (65)

                Oceanside Energy Inc.                                Energy-Related  04/15/1994    New York          0%                (66)

                Onondaga Energy Partners, L.P.                       Energy-Related  05/06/1994    New York          0%                (67)

                Oyster Bay Energy Partners, L.P.                     Energy-Related  05/06/1994    New York          0%                (68)

                Smithtown Energy Partners, L.P.                      Energy-Related  05/06/1994    New York          0%                (69)

                Springfield Energy Associates, Limited Partnership   Energy-Related  10/06/1993    Vermont           0%                (70)

                Suffolk Transmission Partners, L.P.                  Energy-Related  08/07/1997    Delaware          0%                (71)

                Tucson Energy Partners LP                            Energy-Related  07/22/1997    Delaware          0%                (72)

                Zapco Broome Nanticoke Corp.                         Energy-Related  09/18/1997    New York          0%                (73)

                Zapco Development Corporation                        Energy-Related  02/26/1997    Delaware          0%                (74)

                Zapco Energy Tactics Corporation                     Energy-Related  07/11/1995    Delaware          0%                (75)

                Zapco Readville Cogeneration, Inc.                   Energy-Related  08/17/1995    Delaware          0%                (76)

                ZFC Royalty Partners, A Connecticut Limited
                  Partnership                                        Energy-Related  12/15/1992  Connecticut         0%                (77)

                ZMG, Inc.                                            Energy-Related  12/19/2000    Delaware          0%                (78)

                   Master Gasco, L.P.                                Energy-Related  06/01/2000    Delaware          0%                (79)

                     Avon Landfill Gas Associates, L.P.              Energy-Related  08/13/1996    Delaware          0%                (80)

                     Biomass Energy Partners II, L.P.                Energy-Related  03/04/1992  Connecticut         0%                (81)

                     Biomass Energy Partners V, L.P.                 Energy-Related  01/14/1997    Delaware          0%                (82)

                     Brickyard Landfill Gas Associates, L.P.         Energy-Related  07/23/1997    Delaware          0%                (83)

                     Broome Landfill Gas Associates, L.P.            Energy-Related  09/27/1997    New York          0%                (84)

                     Cape May Landfill Gas Associates, L.P.          Energy-Related  09/19/1995    Delaware          0%                (85)

                     Devonshire Landfill Gas Associates, L.P.        Energy-Related  08/13/1996    Delaware          0%                (86)

                     Garland Landfill Gas Associates, L.P.           Energy-Related  07/20/1998    Delaware          0%                (87)

                     Riverside Landfill Gas Associates, L.P.         Energy-Related  08/13/1996    Delaware          0%                (88)

                     Streator Landfill Gas Associates, LP            Energy-Related  11/20/1997    Delaware          0%                (89)

                     Suffolk Landfill Gas Partners, L.P.             Energy-Related  06/30/1993    Virginia          0%                (90)

                     Tucson Landfill Gas Associates, LP              Energy-Related  07/22/1997    Delaware          0%                (91)

                     Upper Rock Landfill Gas Associates, LP          Energy-Related  07/23/1997    Delaware          0%                (92)

           Cinergy GASCO Solutions, LLC                              Energy-Related  11/09/2000    Delaware         100%               (93)

              Countryside Landfill Gasco, L.L.C.                     Energy-Related  08/23/1996    Delaware         100%               (94)

              Morris Gasco, L.L.C.                                   Energy-Related  12/31/1996    Delaware         100%               (95)

              Brown County Landfill Gas Associates, L.P.             Energy-Related  03/22/2000    Delaware         100%               (96)

           Cinergy Solutions of Monaca, LLC                          Energy-Related  12/16/2003    Delaware         100%               (97)

           Cinergy Solutions of Narrows, LLC                         Energy-Related  03/17/2003    Delaware         100%               (98)

           Cinergy Solutions of Rock Hill, LLC                       Energy-Related  03/17/2003    Delaware         100%               (99)

           Cinergy Solutions of San Diego, Inc.                      Energy-Related  01/29/2004    Delaware         100%               (100)

           Cinergy Solutions of South Charleston, LLC *              Energy-Related  08/24/2004    Delaware         100%               (101)

           Cinergy Solutions of St. Bernard, LLC                     Energy-Related  01/06/2003    Delaware         100%               (102)

           Cinergy Solutions O&M, LLC                                Energy-Related   08/30/04     Delaware         100%               (103)

           Cinergy Solutions Operating Services of Lansing, LLC      Energy-Related  06/25/2002    Delaware         100%               (104)

           Cinergy Solutions Operating Services of Shreveport, LLC   Energy-Related  06/28/2002    Delaware         100%               (105)

           Cinergy Solutions Operating Services of Oklahoma, LLC     Energy-Related  08/13/2002    Delaware         100%               (106)

           Cinergy Solutions of Philadelphia, LLC                    Energy-Related  05/11/2001    Delaware         100%               (107)

           Cinergy Solutions Partners, LLC                           Energy-Related  09/12/2000    Delaware         100%               (108)

              CST Limited, LLC                                       Energy-Related  05/18/2001    Delaware         100%               (109)

                CST Green Power, L.P.                                Energy-Related  05/23/2001    Delaware         100%               (110)

                   Green Power Holdings, LLC                         Energy-Related  12/12/2000    Delaware         50%                (111)

                     Green Power Limited, LLC                        Energy-Related  12/12/2000    Delaware         50%                (112)

                          South Houston Green Power, L.P.            Energy-Related  12/19/2000    Delaware         50%                (113)

                     Green Power G.P., LLC                           Energy-Related  12/15/2000     Texas           50%                (114)

              CST General, LLC                                       Energy-Related  05/22/2001     Texas           100%               (115)

           CSGP of Southeast Texas, LLC                              Energy-Related  02/22/2001    Delaware         100%               (116)

           CSGP Limited, LLC                                         Energy-Related  04/05/2001    Delaware         100%               (117)

              CSGP Services, L.P.                                    Energy-Related  04/06/2001    Delaware         100%               (118)

           CSGP General, LLC                                         Energy-Related  04/05/2001     Texas           100%               (119)

           Lansing Grand River Utilities, LLC                        Energy-Related  09/14/2000    Delaware         100%               (120)

           Oklahoma Arcadian Utilities, LLC                          Energy-Related  12/05/2000    Delaware        33.34%              (121)

           Shreveport Red River Utilities, LLC                       Energy-Related  10/16/2000    Delaware        33.34%              (122)

        Cinergy Solutions of Tuscola, Inc.                           Energy-Related  10/13/1998    Delaware         100%               (123)

        Delta Township Utilities, LLC                                Energy-Related  07/05/2001    Delaware         50%                (124)

        Delta Township Utilities II, LLC                             Energy-Related  03/25/2004    Delaware        33.33%              (125)

        Energy Equipment Leasing LLC                                 Energy-Related  11/12/1998    Delaware         50%                (126)

        Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")              Energy-Related  02/18/1997    Delaware         50%                (127)

        Trigen-Cinergy Solutions of Ashtabula LLC                    Energy-Related  04/21/1999    Delaware         50%                (128)

        Cinergy Solutions of Boca Raton, LLC                         Energy-Related  09/04/1998    Delaware         100%               (129)

        Cinergy Solutions of Cincinnati, LLC                         Energy-Related  07/29/1997      Ohio           100%               (130)

        Cinergy Solutions - Utility, Inc. *                          Energy-Related  09/27/2004    Delaware         100%               (131)

        Trigen-Cinergy Solutions of Lansing LLC                      Energy-Related  11/03/1999    Delaware         50%                (132)

           Trigen/Cinergy-USFOS of Lansing LLC                       Energy-Related  11/03/1999    Delaware         25%                (133)

        Trigen-Cinergy Solutions of Orlando LLC *                    Energy-Related  06/12/1998    Delaware         50%                (134)

        Trigen-Cinergy Solutions of Owings Mills LLC                 Energy-Related  09/20/1999    Delaware         50%                (135)

        Trigen-Cinergy Solutions of Owings Mills Energy
           Equipment Leasing, LLC                                    Energy-Related  10/20/1999    Delaware         50%                (136)

        Trigen-Cinergy Solutions of Rochester LLC                    Energy-Related  10/20/1999    Delaware         50%                (137)

        Trigen-Cinergy Solutions of Silver Grove LLC                 Energy-Related  03/18/1999    Delaware         50%                (138)

        Cinergy Solutions of St. Paul, LLC

           Environmental Wood Supply, LLC                            Energy-Related  08/10/2000   Minnesota         50%                (139)

        Trigen-Cinergy Solutions of Tuscola, LLC                     Energy-Related  08/21/1998    Delaware         50%                (140)

   Cinergy Technologies, Inc.

      Cinergy Ventures II, LLC                                       Energy-Related  09/01/2000    Delaware         100%               (141)

        Metallic Power                                               Energy-Related  07/18/1995    Delaware          ^                 (142)

        Catalytic Solutions, Inc.                                    Energy-Related  01/31/1996   California         ^                 (143)

        Electric City Corp.                                          Energy-Related  05/06/1998    Delaware          ^                 (144)

      Cinergy One, Inc.                                              Energy-Related  09/05/2000    Delaware         100%               (145)

   Cinergy Wholesale Energy, Inc.                                    Energy-Related  11/27/2000      Ohio           100%               (146)

      Cinergy Power Generation Services, LLC ("Generation Services") Energy-Related  11/22/2000    Delaware         100%               (147)

      Cinergy Origination & Trade, LLC *                             Energy-Related  10/19/2001    Delaware         100%               (148)

        * This entity was inactive as of September 30, 2004.
        ^ The percentage of voting securities held by Cinergy is being filed pursuant to Rule 104(b) on a confidential basis.

(1)	Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)	KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)	Cinergy Capital & Trading, Inc. is engaged in the business of marketing energy commodities at wholesale.

(4)	CinCap IV markets electricity at wholesale.

(5)	CinCap V markets electricity at wholesale.

(6)	CinPower is a company that optimizes the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(7)	Cinergy Limited Holdings, LLC holds an investment in Marketing & Trading, of which it owns 99.9%.

(8)	Marketing & Trading purchases, stores and sells natural gas at wholesale and also engages in the trading of derivative commodity instruments.

(9)	Ohio River Valley Propane, LLC is engaged in the business of marketing propane in the United States and owning and operating a propane storage cavern.

(10)	Cinergy General Holdings, LLC serves as the general partner of Marketing & Trading, of which it owns 0.1%.

(11)	Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P., of which it owns 99%.

(12)	Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(13)	Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power, L.P., of which it owns 1%.

(14)	Cinergy Retail Sales, LLC was formed to provide retail gas and electric services.

(15)	CinFuel Resources, Inc. is a holding company that owns, through direct or indirect investment, and/or operates, projects capable of producing synthetic fuel, such as LH1, LLC, of which it owns 1%.

(16)	LH1, LLC holds Cinergy’s investment in Oak Mountain Products, LLC.

(17)	Oak Mountain Products, LLC is a project company that owns a facility capable of producing synthetic fuel. The facility produces synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(18)	Cinergy Transportation, LLC is engaged in the purchase of transportation capacity at wholesale.

(19)	SYNCAP II, LLC was formed to commercialize new technologies for converting high-sulfur coal to low-sulfur coal.

(20)	Engineering is in the business of marketing various utility-related engineering services.

(21)	Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(22)	Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance services.

(23)	Cinergy EPCOM College Park, LLC performs various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(24)	Solutions develops, acquires, owns and operates certain energy-related businesses, formerly conducted by Solutions Holding.

(25)	BSPE Holdings, LLC was formed as an indirect holding company for a qualifying facility (QF).

(26)	BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P., of which it owns 99%.

(27)	BSPE, L.P. was formed to purchase, own and lease existing energy-related equipment and fixtures, located in Texas, operated by South Houston Green Power, L.P.

(28)	BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P., of which it owns 1%.

(29)	Cinergy Energy Solutions, Inc. holds an equity investment in U.S. Energy Biogas Corp.

(30)	U.S. Energy Biogas Corp. currently owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(31)	Biogas Financial Corporation acquires landfill gas-fired generation facilities.

(32)	Biomass Energy Partners I, A Connecticut Limited Partnership owns and operates landfill gas collection systems and related assets.

(33)	ZFC Energy Inc. acquires landfill gas-fired generation facilities and landfill gas companies.

(34)	Barre Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(35)	Biomass Energy Partners III, L.P. owns and operates landfill gas collection systems and related assets.

(36)	Dixon/Lee Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(37)	Power Generation (Suffolk), Inc. acquires landfill gas-fired generation facilities.

(38)	Suffolk Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(39)	Suffolk Biogas, Inc. acquires landfill gas companies.

(40)	Lafayette Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(41)	Taylor Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(42)	Resources Generating Systems, Inc. acquires landfill gas-fired generation facilities.

(43)	Hoffman Road Energy Partners, LLC is a landfill gas transportation company located in Toledo, Ohio.

(44)	Illinois Electrical Generation Partners, L.P. acquires landfill gas-fired generation facilities in Illinois.

(45)	Zapco Illinois Energy, Inc. acquires landfill gas-fired generation facilities.

(46)	Avon Energy Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(47)	Devonshire Power Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(48)	Riverside Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(49)	Illinois Electrical Generation Partners II L.P. acquires landfill gas-fired generation facilities in Illinois.

(50)	BMC Energy, LLC acquires landfill gas-fired generation facilities.

(51)	Brookhaven Energy Partners, LLC is a leasing company for electrical generation assets.

(52)	Countryside Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(53)	Morris Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(54)	Brickyard Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(55)	Dixon/Lee Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(56)	Roxanna Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(57)	Streator Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(58)	Upper Rock Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(59)	Barre Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(60)	Biomass New Jersey, L.L.C. owns and operates landfill gas collection systems and related assets.

(61)	Brown County Energy Associates, LLC is a landfill gas-fired generation facility that is a QF.

(62)	Burlington Energy, Inc. is a landfill gas-fired generation facility that is a QF.

(63)	Cape May Energy Associates, L.P. is a landfill gas transportation company located in Cape May, New Jersey.

(64)	Dunbarton Energy Partners, Limited Partnership is a landfill gas-fired generation facility that is a QF.

(65)	Garland Energy Development, LLC owns sledge dryer equipment at a landfill in Garland, Texas.

(66)	Oceanside Energy Inc. is a landfill gas-fired generation facility that is a QF.

(67)	Onondaga Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(68)	Oyster Bay Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(69)	Smithtown Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(70)	Springfield Energy Associates, Limited Partnership is a landfill gas transportation company located in Springfield, Massachusetts.

(71)	Suffolk Transmission Partners, L.P. is a landfill gas transportation company located in Suffolk, Virginia.

(72)	Tucson Energy Partners LP is a landfill gas transportation company located in Tucson, Arizona.

(73)	Zapco Broome Nanticoke Corp. acquires landfill gas transportation companies.

(74)	Zapco Development Corporation is a landfill gas project development company.

(75)	Zapco Energy Tactics Corporation provides operation and maintenance services for landfill gas projects located outside the State of Illinois.

(76)	Zapco Readville Cogeneration, Inc. is a landfill cogeneration facility that is a QF.

(77)	ZFC Royalty Partners, A Connecticut Limited Partnership is a holding company for the royalty interests of certain Genco projects, in which subsidiaries of U.S. Energy Biogas Corp. are participating.

(78)	ZMG, Inc. acquires landfill gas companies.

(79)	Master Gasco, L.P. acquires landfill gas companies.

(80)	Avon Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(81)	Biomass Energy Partners II, L.P. owns and operates landfill gas collection systems and related assets.

(82)	Biomass Energy Partners V, L.P. owns and operates landfill gas collection systems and related assets.

(83)	Brickyard Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(84)	Broome Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(85)	Cape May Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(86)	Devonshire Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(87)	Garland Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(88)	Riverside Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(89)	Streator Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(90)	Suffolk Landfill Gas Partners, L.P. owns and operates landfill gas collection systems and related assets.

(91)	Tucson Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(92)	Upper Rock Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(93)	Cinergy GASCO Solutions, LLC owns landfill gas companies.

(94)	Countryside Landfill Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(95)	Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(96)	Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(97)	Cinergy Solutions of Monaca, LLC operates, maintains and manages Zinc Corporation of America’s G.F. Weaton Station located in Monaca, Pennsylvania.

(98)	Cinergy Solutions of Narrows, LLC operates, maintains and manages the existing utility system at the Celanese Acetate manufacturing facility located in Narrows, Virginia.

(99)	Cinergy Solutions of Rock Hill, LLC operates, maintains and manages the existing utility system at the Celanese Acetate manufacturing facility located in Rock Hill, South Carolina.

(100)	Cinergy Solutions of San Diego, Inc. supervises the construction, operation and maintenance of an energy facility at the Children’s Hospital and Health Center in San Diego, California.

(101)	Cinergy Solutions of South Charleston, LLC was formed to design, build, own, operate, and maintain certain utility equipment in South Charleston, West Virginia.

(102)	Cinergy Solutions of St. Bernard, LLC operates, maintains and manages the existing utility system, and designs, develops, constructs and owns system improvements, at Proctor & Gamble’s chemical manufacturing facility located in St. Bernard, Ohio.

(103)	Cinergy Solutions O&M, LLC provides various energy-related services at several facilities owned by subsidiaries of KGen, LLC.

(104)	Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a General Motors (GM) vehicle assembly plant in Lansing, Michigan.

(105)	Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(106)	Cinergy Solutions Operating Services of Oklahoma, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(107)	Cinergy Solutions of Philadelphia, LLC manages, operates and maintains the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(108)	Cinergy Solutions Partners, LLC engages in the development of QFs.

(109)	CST Limited, LLC is the sole limited partner of CST Green Power, L.P., of which it owns 99%.

(110)	CST Green Power, L.P. provides management oversight for day-to-day operations of Green Power Holdings, LLC.

(111)	Green Power Holdings, LLC is an indirect holding company of a QF.

(112)	Green Power Limited, LLC is the sole limited partner of South Houston Green Power, L.P., of which it owns 99%.

(113)	South Houston Green Power, L.P. is a QF that operates and maintains existing cogeneration facilities and constructs, owns and operates new cogeneration facilities in Texas City, Texas.

(114)	Green Power G.P., LLC is the sole general partner of South Houston Green Power, L.P., of which it owns 1%.

(115)	CST General, LLC is the sole general partner of CST Green Power, L.P., of which it owns 1%.

(116)	CSGP of Southeast Texas, LLC provides operation and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(117)	CSGP Limited, LLC is the sole limited partner of CSGP Services, L.P., of which it owns 99%.

(118)	CSGP Services, L.P. provides operation and maintenance services to South Houston Green Power, L.P.

(119)	CSGP General, LLC is the sole general partner of CSGP Services, L.P., of which it owns 1%.

(120)	LansingGrand River Utilities, LLC provides energy-related services to Trigen/Cinergy-USFOS of Lansing LLC.

(121)	Oklahoma Arcadian Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(122)	Shreveport Red River Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Shreveport, Louisiana.

(123)	Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(124)	Delta Township Utilities, LLC constructs, owns, operates and maintains energy-related facilities for a GM metal stamping facility located in Michigan.

(125)	Delta Township Utilities II, LLC provides energy-related assets used in connection with the operation of GM’s assembly plant located in Delta Township, Michigan, including the design, construction, ownership, operation and maintenance of such energy-related assets.

(126)	Energy Equipment Leasing LLC leases, sells or finances energy-related equipment.

(127)	Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities. Specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(128)	Trigen-Cinergy Solutions of Ashtabula LLC develops, constructs, operates and maintains a QF located in Ashtabula, Ohio and provides other energy-related products and services.

(129)	Cinergy Solutions of Boca Raton, LLC develops, constructs, finances, operates and maintains certain thermal energy facilities located in Boca Raton, Florida and sells associated thermal, and other, energy-related products and services.

(130)	Cinergy Solutions of Cincinnati, LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(131)	Cinergy Solutions – Utility, Inc. was formed to provide engineering, construction, operation and maintenance services with respect to electric and natural gas systems and infrastructure.

(132)	Trigen-Cinergy Solutions of Lansing LLC, under an LLC Agreement with United States Filter Operating Services, Inc., provides management services for Trigen/Cinergy-USFOS of Lansing LLC.

(133)	Trigen/Cinergy-USFOS of Lansing LLC develops, constructs and operates certain energy facilities located at a GM facility in Lansing, Michigan.

(134)	Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate and maintain a district cooling business in Orlando, Florida.

(135)	Trigen-Cinergy Solutions of Owings Mills LLC develops, constructs, operates and maintains a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(136)	Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC leases, sells or finances energy-related equipment.

(137)	Trigen-Cinergy Solutions of Rochester LLC provides energy-related services to Kodak Park in Rochester, New York.

(138)	Trigen-Cinergy Solutions of Silver Grove LLC provides energy-related services to the Lafarge gypsum manufacturing plant in Silver Grove, Kentucky. These services include the design, installation and operation of a combined heat and power system.

(139)	Environmental Wood Supply, LLC handles all fuel and fuel procurement-related costs for St. Paul Cogeneration LLC.

(140)	Trigen-Cinergy Solutions of Tuscola, LLC develops, constructs, operates and maintains a QF in Tuscola, Illinois and provides other energy-related products and services.

(141)	CinergyVentures II, LLC pursues energy-related technology equity investments and undertakes energy-related technology pilot projects.

(142)	Metallic Power is in the business of developing a power source containing a zinc/air fuel cell.

(143)	Catalytic Solutions, Inc. is in the business of developing alternative emissions-control technology.

(144)	Electric City Corp. develops, manufactures and integrates energy-saving technologies and automation systems for buildings.

(145)	Cinergy One, Inc., a non-regulated company, engineers, procures, constructs, installs, tests, operates and maintains a variety of projects related to high-voltage electrical and gas energy delivery to support critical commercial, industrial, institutional and governmental needs for customers. Cinergy One, Inc. also develops and sells various products (surge protectors, furnace filters, electric underground protection, protective rubber gloves, etc.) and such services as meter testing and installation to utility residential and commercial customers.

(146)	Cinergy Wholesale Energy, Inc. is a holding company for non-utility energy services businesses.

(147)	Generation Services provides operation and maintenance services to non-affiliated exempt wholesale generators or other generating facilities.

(148)	Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emission allowances, coal and other energy and energy-related products and services.

                ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

             Company                             Energy-Related               Amount of Capital
      Contributing Capital                  Company Receiving Funds             Contributions
      --------------------                  -----------------------             -------------
                                                                               (in thousands)

CG&E                              KO Transmission Company                      $       515

Investments                       Engineering                                       16,895

Investments                       Cinergy Technology, Inc.                           3,280

Cinergy Capital & Trading, Inc.   CinCap IV                                            580

Cinergy Capital & Trading, Inc.   CinCap V                                             371

LH1, LLC                          Oak Mountain Products, LLC                        77,376

Cinergy Limited Holdings, LLC     Marketing & Trading                               72,646

Solutions Holding                 Energy Equipment Leasing LLC                       7,170

Solutions Holding                 Trigen-Cinergy                                    10,255

Solutions Holding                 Trigen-Cinergy Solutions of Ashtabula LLC         20,096

Solutions Holding                 Cinergy Solutions of Boca Raton, LLC               8,581

Solutions Holding                 Cinergy Solutions of Cincinnati, LLC               9,435

Solutions Holding                 Trigen-Cinergy Solutions of Owings Mills LLC       8,507

Solutions Holding                 Trigen-Cinergy Solutions of Rochester LLC            488

Solutions Holding                 Trigen-Cinergy Solutions of Silver Grove LLC       2,742

Solutions Holding                 Trigen-Cinergy Solutions of Tuscola, LLC           2,679

Solutions                         Cinergy Energy Solutions, Inc.                       700

Solutions                         U.S. Energy Biogas Corp.                          14,977

Solutions                         Cinergy GASCO Solutions, LLC                       8,873

Green Power Limited, LLC          South Houston Green Power, L.P.                  191,007

Solutions                         Oklahoma Arcadian Utilities, LLC                   3,032

Solutions                         Shreveport Red River Utilities, LLC                4,930

Cinergy Ventures, LLC             Nth Power Technologies Fund II, L.P.              10,000

Cinergy Ventures II, LLC          Catalytic Solutions, Inc.                              ^

Cinergy Ventures II, LLC          Electric City Corp.                                    ^

Cinergy Ventures II, LLC          Metallic Power                                         ^

        * Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of September 30, 2004, totaling approximately           $414 million. These guarantees are included in Item 4. Summary of Aggregate Investment.
        ^ The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

                                       ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                       Associate Utility
   Reporting Company   Company Receiving       Types of      Direct  Indirect Cost of Total Amount
  Rendering Services       Services       Services Rendered   Costs    Costs  Capital    Billed
  ------------------       --------       -----------------   -----    -----  -------    ------
                                                                       (in thousands)

NONE

                                                      ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

                   Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                       Associate Utility                                                      Total
          Reporting Company            Company Rendering        Types of           Direct   Indirect Cost of  Amount
          Receiving Services              Services (1)      Services Rendered       Costs     Costs  Capital  Billed
          ------------------              ------------      -----------------       -----     -----  -------  ------
                                                                                               (in thousands)

KO Transmission Company                    CG&E         Administrative services     $ 50      $  -    $  -     $ 50

                                                        Operation and maintenance
Ohio River Valley Propane, LLC             CG&E         services                      16         -       -       16

                                                        Operation and maintenance
Cinergy Solutions of St. Bernard, LLC      CG&E         services                       1         -       -        1

                                                        Installation and
Cinergy One, Inc.                          CG&E         maintenance services         132        24       1      157

                                                        Operation and maintenance
Generation Services                        PSI (2)      services                     109        17       1      127

                                                        Operation and maintenance
Cinergy Solutions of St. Bernard, LLC      PSI          services                       6         1       -        7

                                                        Project development and
Solutions                                  PSI          maintenance services           9         1       -       10

Cinergy Solutions of Tuscola, Inc.         PSI          Maintenance services           3         -       -        3

                                                        Installation and
Cinergy One, Inc.                          PSI          maintenance services         221        34       1      256

                                                        Operation and maintenance
KO Transmission Company                    ULH&P (3)    services                       5         -       -        5

                                                        Installation and
Cinergy One, Inc.                          ULH&P        maintenance services          21         3       -       24
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)
(2)	PSI Energy, Inc. (PSI)
(3)	The Union Light, Heat and Power Company (ULH&P)

                                               ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                              September 30, 2004
                                                                              ------------------
                                                                                (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of September 30, 2004  $9,196,869

   Total capitalization multiplied by 15%                                             $1,379,530

   Greater of $50 million or total capitalization multiplied by 15%                    1,379,530

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^                         13,280
         Energy-related business category "iv" (2)                            7,170
         Energy-related business category "v" (3)                           427,744
         Energy-related business category "vi" (4)                          114,774
         Energy-related business category "vii" (5)                          28,213
         Energy-related business category "viii" (6)                        297,130
         Energy-related business category "ix" (7)                              515
                                                                           ---------

     Total current aggregate investment                                                  888,826
                                                                                       ---------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                         $  490,704
                                                                                       =========
(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “iv” as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities”, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc., Electric City Corp. and Metallic Power are being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, these amounts are immaterial and excluded from the calculation.

                                          ITEM 5. OTHER INVESTMENTS

                                        Other Investment in  Other Investment in  Reason for Difference
 Major Line of Energy-Related Business   Last U-9C-3 Report   this U-9C-3 Report   in Other Investment
--------------------------------------  -------------------- -------------------- ---------------------
                                           (in thousands)       (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b) Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”). During the first quarter of 2004, Cinergy Canada acquired the assets of a Canadian natural gas marketing business. With the acquisition of these assets, Cinergy Canada intends to provide natural gas marketing and management services to third-party producers and industrial customers in Canada. Cinergy Canada is currently operating in various Canadian provinces.

Cinergy Solutions — Demand, Inc. (formerly knows as Vestar, Inc.) and its subsidiaries (collectively, “Demand”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of September 30, 2004, Demand continued to be actively engaged in its North American energy management and energy performance contracting business.

In the first quarter of 2004, four new indirect, wholly-owned subsidiaries of Cinergy, Cinergy Mexico Limited, LLC, Cinergy Mexico General, LLC, Cinergy Mexico Holdings, L.P. and Cinergy Mexico Marketing & Trading, LLC, were formed. Cinergy Mexico Limited, LLC is the sole limited partner and Cinergy Mexico General, LLC is the sole general partner of Cinergy Mexico Holdings, L.P., which was formed to engage in the sale, purchase and marketing of natural gas in Mexico and related risk management activities, and to hold an ownership interest in Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Marketing & Trading, LLC was formed for the purpose of engaging in the marketing of natural gas and/or natural gas-related services in Mexico. As of September 30, 2004, these companies were in the start-up phase of operations, and Cinergy was not actively engaged in the business of brokering and marketing any energy commodities in Mexico, through these companies or otherwise.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Cinergy Corp.
                                                        ---------------------------------------
                                                                      Registrant

Dated: November 29, 2004

                                                  By             /s/ Lynn J. Good
                                                        ---------------------------------------
                                                                     Lynn J. Good
                                                             (duly authorized officer and
                                                            principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2004 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 West Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615 Frankfort, KY 40602